UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SIEBERT FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Commission File No.: 0-5703

New York	11-1796714
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

October 21, 2016

885 Third Avenue
New York, NY 10022
(Address of Principal Executive Offices)

(212) 644-2400
(Registrant's Telephone Number)

With copies to:

Warren J. Nimetz, Esq.
Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, NY 10019-6022
(212) 318-3000

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF
DIRECTORS AND OFFICERS

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

SIEBERT FINANCIAL CORP.
885 Third Avenue
New York, NY 10022

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about October 21, 2016 to holders of record as of October 13, 2016 (the “Record Date”), of common stock, par value $0.01, of Siebert Financial Corp. (the “Company”, “Siebert Financial”, “we” or “us”). Siebert Financial is a holding company that conducts its retail discount brokerage business through its wholly-owned subsidiary, Muriel Siebert & Co., Inc. Siebert Financial’s principal activity is providing online and traditional discount brokerage and related services to retail investors. In addition, in 2014 we began business as a registered investment advisor through our wholly-owned subsidiary, Siebert Investment Advisors, Inc.

Our principal offices are located at 885 Third Avenue, New York, New York 10022, and our phone number is (212) 644-2400. Our Internet address is www.siebertnet.com. Our SEC filings are available through our website at www.siebertnet.com, where you are able to obtain copies of the Company’s public filings free of charge. Our Common Stock trades on the NASDAQ Capital Market under the symbol “SIEB”.

Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers after the completion of the sale. Additional information about the sale is contained in our Form 8-K, dated September 1, 2016, which was filed with the Commission on September 2, 2016. All of the Company's filings and exhibits may be obtained free of charge at the SEC’s website at www.sec.gov or by contacting the Company’s investor relations department at Siebert Financial Corp., 885 Third Avenue, New York, New York 10022.

CHANGE IN CONTROL

Siebert Financial has entered into an acquisition agreement (the “Acquisition Agreement”), dated as of September 1, 2016, with Kennedy Cabot Acquisition, LLC (“Kennedy Cabot Acquisition”), and the Estate of Muriel F. Siebert (the “Siebert Estate”), pursuant to which, among other things:

▪
the Siebert Estate, which currently owns beneficially and of record approximately 87.4% of Siebert Financial’s outstanding common stock, will sell all such common stock to Kennedy Cabot Acquisition for an aggregate purchase price of $12,650,000, or approximately $0.66 per share;

▪
Kennedy Cabot Acquisition will make a tender offer (the “Offer”) for all of Siebert Financial’s outstanding common stock not owned by the Siebert Estate at an offer price per share of $1.20 (the “Offer Price”).

The consummation of the Offer is conditioned on, among other conditions (i) approval of the transaction by the Financial Industry Regulatory Authority, and (ii) the tender and non-withdrawal in the Offer by the Muriel F. Siebert Foundation (the “Siebert Foundation”) of all Siebert Financial common stock it owns, which represents approximately 2.6% of Siebert Financial’s outstanding common stock. The closing of the Offer is a condition to the closing of the sale by the Siebert Estate of all of its Shares to Kennedy Cabot Acquisition, which sale shall close immediately following the closing of the Offer.  The transactions are expected to close during the fourth quarter of 2016.

The purchase price that Kennedy Cabot Acquisition will actually pay to the Siebert Estate is subject to adjustment for fluctuations in Siebert Financial’s working capital and reduction for Siebert Financial’s transaction expenses.  In addition, $1,000,000 of the purchase price payable to the Siebert Estate by Kennedy Cabot Acquisition will be held in escrow for one year after the closing and will be used to fund the Siebert Estate’s indemnification obligations to Kennedy Cabot Acquisition under the Acquisition Agreement.  The Offer Price payable to the shareholders other than the Siebert Estate (the “Minority Shareholders”) is not subject to adjustment, reduction or escrow.

In accordance with the Acquisition Agreement, Siebert Financial has declared a dividend of $0.20 per share payable to all shareholders of record as of October 13, 2016 (including the Siebert Estate and the Siebert Foundation) to be paid on October 24, 2016.  Upon payment of the dividend, the aggregate purchase price payable to the Siebert Estate at closing by Kennedy Cabot Acquisition pursuant to the Acquisition Agreement will be reduced by $3,600,378 to $9,049,622, or approximately $0.47 per share.  The Offer Price payable to the Minority Shareholders will not be reduced in connection with the payment of such dividend. As a result, the Minority Shareholders who hold Siebert Financial common stock as of the record date for the pre-closing dividend and who tender their shares in the Offer would receive $1.40 per share comprised of $0.20 per share from the pre-closing dividend and $1.20 per share from the Offer.

Immediately prior to the closing of the transactions, the Siebert Estate will purchase Siebert Financial’s rights to receive deferred purchase price payments of $2,507,265 in connection with the Company’s disposition of its capital markets business in 2014 and the $4,000,000 secured junior subordinated promissory note issued to Siebert Financial in connection with the disposition of its minority interest in a former affiliate in 2015 (together, the “Transferred Receivable and Note”).  The aggregate purchase price payable by the Siebert Estate for the Transferred Receivable and Note will be $610,262, representing 10% of the projected value of these assets as of the projected date of closing (which percentage corresponds to the percentage of Siebert Financial’s outstanding common stock owned by the Minority Shareholders). The Offer Price includes approximately $0.22 per share, or $610,262 in the aggregate, which is intended to provide the Minority Shareholders with their proportional share of the payment by the Siebert Estate for the Transferred Receivable and Note.

Assuming that the Siebert Estate is able to collect all amounts due from the Transferred Receivable and Note, the Siebert Estate will receive aggregate proceeds of $8,466,648 in increments through March 2021.  These proceeds include (a) $4,000,000 of principal and $1,959,383 of accrued interest payable on the junior subordinated promissory note at maturity on November 9, 2020, and (b) $2,507,265 payable on the deferred purchase price receivable in annual installments, subject to payment in full no later than March 1, 2021.

The Acquisition Agreement does not provide for a merger of Siebert Financial with or into Kennedy Cabot Acquisition after completion of the closing of the transaction, thereby providing the Minority Shareholders with the choice of monetizing their investments in Siebert Financial or remaining shareholders of Siebert Financial after closing of the transaction.

In accordance with the Acquisition Agreement, the current members of the Company’s Board of Directors will resign from their positions as Company directors and will be replaced by designees of Kennedy Cabot Acquisition effective as of the closing of the transactions contemplated by the Acquisition Agreement (the “Closing”).

DIRECTORS AND OFFICERS PRIOR TO THE CHANGE IN CONTROL

The following discussion sets forth information regarding our current executive officers and directors, including their ages, positions, and biographies.

Patricia L. Francy Age 71 Director
Patricia Francy retired as Special Advisor for Alumni Relations and Treasurer & Controller, Columbia University, December 31, 2005. Ms. Francy is a director of Old Westbury Funds, Inc., the Matheson Foundation, the Guttman Foundation and the Muriel F. Siebert Foundation. Ms. Francy became a director on March 11, 1997. Ms. Francy is one of two executors of the Estate of Muriel F. Siebert, our former Chairwoman, President and Chief Executive Officer, although she does not possess the power in that capacity to control the voting of the shares of our common stock held by the Estate.

Specific experience, qualifications, attributes or skills:

Ms. Francy served as Treasurer and Controller of Columbia University from 1989 until 2003. She had been affiliated with Columbia University since 1968, and has served as a Director of Finance and Director of Budget Operations. Ms. Francy was Governor of the Columbia University Club of New York, and a former director for the Children’s Tumor Foundation and the Metropolitan New York Library Council. She serves on the Outward Bound Advisory Board. Ms. Francy participates as director emeritus of Junior Achievement Worldwide, and is a member of the Economic Club of New York and the International Women’s Forum. Ms. Francy provides expertise on financial matters

Nancy Peterson Hearn Age 82 Director
Nancy Peterson Hearn is Chairwoman of Peterson Tool Company, Inc. and was its President/CEO from 1979 until 2012. Ms. Hearn became a director on June 4, 2001.

Specific experience, qualifications, attributes or skills:

A nationally recognized business entrepreneur, Nancy Peterson Hearn is chairman of Peterson Tool Company, Inc. Under her leadership, the company has made exponential gains in sales, production and reputation, and is ranked among the world’s premier designers and manufacturers of custom insert tooling. Peterson Tool successfully received ISO 9001 certification, and has earned numerous quality and certification awards including General Motors’ Targets for Excellence Award and Caterpillar’s coveted Certified Supplier of Quality Materials awards.

She was the first American to earn the prestigious Veuve Clicquot Business Woman of the Year Award (1990). Ms. Hearn has a distinguished leadership record that includes roles on some of the most prestigious boards in the nation. She has served as Vice Chair of the Foundation, Southeast Region Chair and Membership Chair for Committee of 200 (“C200”), an international organization of businesswomen, which has established the Nancy Sanders Peterson Scholars Award in her honor. She chaired the C200 Auction from 2000 to 2008, and her efforts helped raise several millions of dollars for the C200 Foundation. She has also served on the boards of The Society of International Business Fellows, the Aquinas College Board of Governors, the Mississippi University for Women’s National Board of Distinguished Women, Nashville Symphony, Cheekwood Museum and Botanical Gardens and Nashville Ballet.

Most recently, she received the Golden Micrometer Award from Precision Machine Producers Association for 40 Years of service in the metal working industry.

Ms. Hearn has a longstanding record of community activism that includes roles in Leadership Nashville, the Tennessee Workforce Development Board, the Parents for Drug Free Youth. As a spokesperson for private industry, she champions the advancement of sound economic policies and professional healthcare standards.

Ms. Hearn is the mother of six adult children, two of whom are actively involved in Peterson Tool Company, Inc.

Jane H. Macon Age 70 Director
Jane Macon is a Partner with the law firm of Bracewell LLP. Prior to joining the Bracewell firm in October 2013, she was a Partner in the law firm of Fulbright & Jaworski L.L.P., San Antonio, Texas for nearly 30 years. Norton Rose Fulbright US LLP (formerly Fulbright & Jaworski L.L.P.) and Bracewell LLP continue to provide legal services to the Company. Ms. Macon became a director on November 8, 1996 and was named Chairwoman in August 2013. Ms. Macon is one of two executors of the Estate of Muriel F. Siebert, our former Chairwoman, President and Chief Executive Officer and, in that capacity, she possesses the power to control the voting and disposition of the shares of our common stock held by the Estate.

Specific experience, qualifications, attributes or skills:

Ms. Macon centers her legal practice on public finance and administrative law, public and private partnerships, real estate, zoning, platting, condemnation and municipal bonds. Prior to joining Fulbright & Jaworski L.L.P. in 1983, Ms. Macon served as the first female city attorney of the City of San Antonio where she served in that position from 1977 to 1983. Active in professional organizations, Ms. Macon is a past president of the International Women’s Forum, the Women Lawyers of Texas and the San Antonio Young Lawyers Association. She presently serves as the program chair of the San Antonio Bar Association. She has served as a member of the Boards of Directors for the following national boards: NOW Legal Defense Fund, Child Care Action Campaign, Center for Democracy, National Women’s Political Caucus, National Nurses League and National Civic League (formerly National Municipal League). Ms. Macon is also a member of the San Antonio and American Bar Associations and the State Bar of Texas. She has received both awards as Outstanding Young Lawyer of Texas and the Outstanding Young Lawyer of San Antonio and is listed in Who’s Who in America. Ms. Macon was recently awarded the Prevent Blindness Texas Person of Vision Award signed by Gov. Rick Perry and the Hope Award by the WOW (Women’s Opportunity Week by the Greater San Antonio Chamber of Commerce). Ms. Macon provides expertise on legal matters.

Robert P. Mazzarella Age 69 Director
Robert Mazzarella formerly served as a director and as a member of the audit and compensation committees of Placemark Investments, Inc., a registered investment adviser in Wellesley, Massachusetts, and Investors Capital Holdings Ltd., in Lynfield Massachusetts. Mr. Mazzarella also acts as a consultant to a number of major financial services firms and venture capital firms. Mr. Mazzarella became a director on March 1, 2004.

Specific experience, qualifications, attributes or skills:

Mr. Mazzarella retired from Fidelity Investments Brokerage Services LLC in January 2002, at which time he served as its president. The Board of Directors has determined that Mr. Mazzarella qualifies as an “audit committee financial expert” under the applicable rules of the Securities and Exchange Commission. Mr. Mazzarella provides expertise on financial and brokerage matters.

Joseph M. Ramos, Jr. Age 58 Executive Vice President, Chief Operating Officer, Chief Financial Officer and Secretary
Mr. Ramos has been Executive Vice President, Chief Financial Officer and Assistant Secretary of Siebert since February 10, 2003, Chief Financial Officer of Siebert, Brandford, Shank, & Co., L.L.C. since April 20, 2009 and Chief Operating Officer Since June 10, 2013. From May 1999 to February 2002, Mr. Ramos served as Chief Financial Officer of Internet Financial Services, Inc. From November 1996 to May 1999, Mr. Ramos served as Chief Financial Officer of Nikko Securities International, Inc. From September 1987 to March 1996, Mr. Ramos worked at Cantor Fitzgerald and held various accounting and management positions, the last as Chief Financial Officer of their registered broker-dealer based in Los Angeles. From October 1982 to September 1987, Mr. Ramos was an audit manager for Deloitte & Touche LLP, a public accounting firm. Mr. Ramos is a Certified Public Accountant licensed in the State of New York.

DIRECTORS AND OFFICERS AFTER THE CHANGE IN CONTROL

The following discussion sets forth information regarding those individuals who will be appointed as executive officers and directors following the consummation of the sale.

Gloria E. Gebbia Age 74 Director
Gloria Gebbia is the manager and owner of all of the issued and outstanding voting member interests of Kennedy Cabot Acquisition, LLC. Ms. Gebbia is an owner of Stockcross Financial Services, Inc., a global financial services company (“Stockcross”). Additionally, Mrs. Gebbia also serves as the President of Associates for Breast and Prostate Cancer Research, a non-profit that raises funds for the John Wayne Cancer Institute, which has under Ms. Gebbia’s leadership raised over $14 million for breast and prostate cancer research. It is currently anticipated that Ms. Gebbia will become the Chairwoman of Siebert following Closing.

Charles A. Zabatta Age 74 Director
Charles A. Zabatta has been for the past five years, the head of Corporate Development at Stockcross. Mr. Zabatta has and continues to have a distinguished and successful career, predominately in the financial service industry, including holding various positions with the New York Stock Exchange, Paine Webber, Securities Settlement Corp., Josephthal Lyon & Ross, Kennedy Cabot Financial, and TD Waterhouse. Mr. Zabatta’s creative business skills have been instrumental in several acquisitions of small to midsize companies, in various industries. Mr. Zabatta currently advises on capital raising, general business structure and management. Previously, Mr. Zabatta has served as a member of the board of Knight Capital and Kennedy Cabot Financial. Currently, Mr. Zabatta serves on the board of Paraco Gas Corporation, a large privately held independent energy company in the northeast. Mr. Zabatta holds a holds a BA in industrial psychology from Iona College.

Francis Cuttita Age 48 Director
Francis V. Cuttita is a Senior Partner of Cuttita, LLP, a New York based law firm. Mr. Cuttita has over 23 years of practicing law, and in the areas of real estate and business transactions, media, sports and entertainment. Mr. Cuttita’s list of clients include Fortune 100 corporations, CEOs, hedge fund managers, legendary professional athletes, entertainment icons and Grammy award winning musicians. Mr. Cuttita also serves as an advisor to several national financial, insurance and sports businesses and is an active supporter and member of various nonprofit organizations. Mr. Cuttita graduated from Swarthmore College and received his law degree from Fordham University School of Law.

Andrew H. Reich Age 61 Director, Chief Executive Officer and Chief Financial Officer
Andrew H. Reich is the Chairman of Stockcross and has served as Chairman since 2015 and from 2002 he held various executive positions. Additionally, Mr. Reich is the owner of Aarianna Realty Inc., a real estate company, has previously served as the CFO of Gebbia Holding Co., a holding company for Ms. Gebbia’s family since 2013 and as CFO of Park Wilshire Insurance Company, a privately held insurance company since 2010. Mr. Reich has more than 20 years of experience in the financial industry, including more than fourteen years as senior management of Stockcross. Mr. Reich holds a holds an MBA from the University of Southern California and a BBA from the Bernard Baruch College.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists share ownership of our common stock as of October 13, 2016. The information includes beneficial ownership by each of our directors, the persons named in the Summary Compensation Table, all directors and executive officers as a group and beneficial owners known by our management to hold at least 5% of our common stock. To our knowledge, each person named in the table has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such person. No persons or groups filed statements with the Securities and Exchange Commission during 2015 disclosing that they held more than 5% of our common stock.

Name of Beneficial Owner(1)	Shares of Common Stock		Percent of Class
Estate of Muriel F. Siebert and Muriel F. Siebert Foundation	19,878,700	(2)	90.0%
Patricia L. Francy	61,000	(3)	*
Nancy Peterson Hearn	60,000	(3)	*
Jane H. Macon	61,000	(3)	*
Robert P. Mazzarella	60,000	(3)	*
Directors and current executive officers as a group (6 persons)	242,000	(4)	1.2%

*  Less than 1%

(1)	The address for each person named in the table is c/o Siebert Financial Corp., 885 Third Avenue, Suite 3100, New York, New York 10022.

(2)	All such shares will be acquired by Kennedy Cabot Acquisition in connection with the transactions contemplated by the Acqusition Agreement.

(3)	Includes options to purchase shares of our common stock which are currently exercisable.

(4)	Includes options to purchase an aggregate of 240,000 shares of our common stock described above which are currently exercisable.

Kennedy Cabot Acquisition has entered into a $3,000,000 Standby Capital Commitment Agreement, effective as of the closing of transactions contemplated by the Acqusition Agreement, in exchange for 3,000,000 common stock purchase warrants exercisable at $1.20 per warrant.

LEGAL PROCEEDINGS

In December 2015, a current Company employee commenced an arbitration before FINRA against the Company, alleging a single cause of action for employment retaliation under the Sarbanes-Oxley Act of 2002. In February 2016, the employee amended his claim to replace the Sarbanes-Oxley claim with a substantially identical claim arising under the Dodd-Frank Act of 2010.  In the opinion of management, this matter is without merit, and its ultimate outcome will not have a significant effect on the financial position of the Company.

In May 2016, a current employee of Siebert Financial filed a complaint with the New York State Division of Human Rights. In the opinion of management, this matter is without merit, and its ultimate outcome will not have a significant effect on the financial position of the Company.  The Company received notice informing the Company that the New York State Division of Human Rights had rendered a finding of no wrongdoing on the part of the Company in connection with this matter.

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

None of our directors, officers or affiliates is involved in a proceeding adverse to our business or has a material interest adverse to our business.

TRANSACTIONS WITH RELATED PERSONS

As set forth in our Amended and Restated Audit Committee Charter, the Audit Committee is responsible for reviewing and approving all related party transactions.

Our Code of Ethics for Senior Financial Officers, applicable to our chief executive officer, chief financial officer, controller, treasurer, principal accounting officer and other employees performing similar functions, provides that our Senior Financial Officers should endeavor to avoid any actual or potential conflict of interest between their personal and professional relationships and requires them to promptly report and disclose all material facts relating to any such relationships or financial interests which give rise, directly or indirectly, to an actual or potential conflict of interest to the Audit Committee. The Code of Ethics also provides that no Senior Financial Officer should knowingly become involved in any actual or potential conflict of interest without the relationship or financial interest having been approved by the Audit Committee. Our Code of Ethics does not specify the standards that the Audit Committee would apply to a request for a waiver of this policy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who beneficially own more than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. These executive officers, directors and shareholders are required by the Securities and Exchange Commission to furnish us with copies of all forms they file pursuant to Section 16(a).

No forms were filed under Section 16(a) or were furnished to us during fiscal 2015. Based solely upon this review, we believe that during fiscal 2015 all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with on a timely basis.

CORPORATE GOVERNANCE

Board Meetings

The Board of Directors held 12 regular meetings during 2015. Each incumbent director attended at least 75% of his or her Board of Directors meetings and all of his or her committee meetings.

Controlled Company

We are a “Controlled Company” as defined in Rule 5615(c)(1) of The Nasdaq Stock Market because the Estate of Muriel F. Siebert, our former Chairwoman, President and Chief Executive Officer, holds more than 50% of our voting power for the election of directors. As a “Controlled Company” we are not required to have a majority of our Board of Directors comprised of independent directors, a compensation committee comprised solely of independent directors or a nominating committee comprised solely of independent directors.

Audit Committee of the Board of Directors

The Audit Committee of our Board of Directors currently consists of Ms. Francy, Chairwoman, Ms. Hearn and Mr. Mazzarella. The Board of Directors has determined that Ms. Francy, Ms. Hearn and Mr. Mazzarella is each an “independent director” within the meaning of Rule 5605(a)(2) of The Nasdaq Stock Market and within the meaning of the applicable rules and regulations of the Securities and Exchange Commission. The Audit Committee held six meetings during 2015. The Board of Directors has determined that Mr. Mazzarella qualifies as an “audit committee financial expert” under the applicable rules of the Securities and Exchange Commission.

The Audit Committee was established to (i) assist the Board of Directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements and our auditor’s qualifications and independence, (ii) prepare the report of the Audit Committee contained herein, (iii) retain, consider the continued retention and terminate our independent auditors, (iv) approve audit and non-audit services performed by our independent auditors and (v) perform any other functions from time to time delegated by the Board of Directors. The Board of Directors has adopted a written charter for the Audit Committee, which is available on the website of Muriel Siebert & Co., Inc. at https://www.siebertnet.com/html/StartAboutAuditCommittee.aspx.

Compensation Committee of the Board of Directors

The Compensation Committee of our Board of Directors currently consists of Ms. Macon, Chairwoman, Ms. Francy and Mr. Mazzarella. The Compensation Committee reviews and determines all forms of compensation provided to our executive officers and directors. The Compensation Committee also administers our stock option and other employee benefit plans. The Compensation Committee does not function pursuant to a formal written charter and as a “Controlled Company” we are not required to comply with The Nasdaq Stock Market’s independence requirements. The Compensation Committee held no meetings during 2015.

The Compensation Committee evaluates the performance of the Chief Executive Officer in terms of our operating results and financial performance and determines her compensation in connection therewith. For the 2015 fiscal year, the Company did have a Chief Financial Officer and Chief Operating Officer who acted as our principal executive officer.

In accordance with general practice in the securities industry, our executive compensation includes base salaries, an annual discretionary cash bonus, and stock options and other equity incentives that are intended to align the financial interests of our executives with the returns to our shareholders. The Compensation Committee determines compensation of our executive officers (other than the Chief Executive Officer) after carefully reviewing self-evaluations completed by the executive officers, each executive officer’s business responsibilities, current compensation, the recommendation of our Chief Executive Officer and our financial performance. We did not change the 2015 base salaries of any of our executive officer from the levels in effect at the end of 2014. After evaluating our financial performance in 2015, our Compensation Committee did award our executive officer a 100,000 bonus for 2015. In addition, we did not award any stock options or other equity incentives to our executive officer in 2015.

As part of its oversight of the Company’s executive compensation, the Compensation Committee considers the impact of the Company’s executive compensation, and the incentives created by the compensation awards that it administers, on the Company’s risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. The review found that there were no excessive risks encouraged by the Company’s rewards programs and the rewards programs do not produce payments that have a material impact on the financial performance of the Company.

Nominating Committee of the Board of Directors

The Nominating Committee of the Board of Directors currently consists of Ms. Hearn, Chairwoman, Ms. Francy and Ms. Macon. The Nominating Committee does not function pursuant to a formal written charter and as a “Controlled Company” we are not required to comply with The Nasdaq Stock Market’s independence requirements. The Nominating Committee did not meet in 2015.

The purpose of the Nominating Committee is to identify individuals qualified to become members of our Board of Directors and to recommend to the Board of Directors or the shareholders that such individuals be selected for directorship. In identifying and evaluating nominees for director, the Nominating Committee considers each candidate’s experience, integrity, background and skills as well as other qualities that the candidate may possess and factors that the candidate may be able to bring to the Board of Directors. We do not have a formal policy with regard to the consideration of diversity in identifying director nominees. However, the Board of Directors believes that it is essential that its members represent diverse viewpoints, with a broad array of experiences, professions, skills, geographic representation and backgrounds that, when considered as a group, provide a sufficient mix of perspectives to allow the Board of Directors to best fulfill its responsibilities to the long-term interests of our shareholders.

The Nominating Committee will consider shareholder nominees for election to our Board of Directors. In evaluating such nominees, the Nominating Committee will use the same selection criteria the Nominating Committee uses to evaluate other potential nominees.

Indemnification of Officers and Directors

We indemnify our executive officers and directors to the extent permitted by applicable law against liabilities incurred as a result of their service to us and against liabilities incurred as a result of their service as directors of other corporations when serving at our request. We have a director’s and officer’s liability insurance policy, underwritten by Illinois National Insurance Company, a member of the American International Group, Inc., in the annual aggregate amount of $15 million. As to reimbursements by the insurer of our indemnification expenses, the policy has a $250,000 deductible; there is no deductible for covered liabilities of individual directors and officers.

Annual Shareholders Meeting Attendance Policy

It is the policy of our Board of Directors that all of our directors are strongly encouraged to attend each annual shareholders meeting. All of our directors attended the 2015 annual meeting of shareholders.

Code of Ethics

We have adopted a Code of Ethics for Senior Financial Officers applicable to our chief executive officer, chief financial officer, treasurer, controller, principal accounting officer, and any of our other employees performing similar functions. A copy of the Code of Ethics for Senior Financial Officers is available on our website at https://www.siebertnet.com/html/StartAboutGovernance.aspx.

Board Leadership Structure and Board of Directors

Jane Macon is the Chairwoman of our Board of directors. The Board of Directors does not have a lead independent director. The Company believes this structure allows all of the directors to participate in the full range of the Board’s responsibilities with respect to its oversight of the Company’s management. The Board of Directors has determined that this leadership structure is appropriate given the size of the Company, the number of directors overseeing the Company and the Board of Directors’ oversight responsibilities.

The Board of Directors holds four to seven regular meetings each year to consider and address matters involving the Company. The Board of Directors also may hold special meetings to address matters arising between regular meetings. These meetings may take place in person or by telephone. The independent directors also regularly meet in executive sessions outside the presence of management. The Board of Directors has access to legal counsel for consultation concerning any issues that may occur during or between regularly scheduled Board meetings. As discussed above, the Board has established an Audit Committee, a Compensation Committee and a Nominating Committee to assist the Board in performing its oversight responsibilities.

The Board of Directors’ Role in Risk Oversight

Consistent with its responsibility for oversight of the Company, the Board of Directors, among other things, oversees risk management of the Company’s business affairs directly and through the committee structure that it has established. The principal risks associated with the Company are risks related to securities market volatility and the securities industry, lower price levels in the securities markets, intense competition in the brokerage industry, extensive government regulation, net capital requirements, customers’ failure to pay, investment banking activities, an increase in volume on our systems or other events which could cause them to malfunction, reliance on information processing and communications systems, continuing changes in technology, dependence on the ability to attract and retain key personnel, the ability of our principal shareholder to control many key decisions and there may be no public market for our common stock.

The Board of Directors’ role in the Company’s risk oversight process includes regular reports from senior management on areas of material risk to the Company, including operational, financial, legal, regulatory, strategic and reputational risks. The full Board of Directors (or the appropriate committee) receives these reports from management to identify and discuss such risks.

The Board of Directors periodically reviews with management its strategies, techniques, policies and procedures designed to manage these risks. Under the overall supervision of the Board of Directors, management has implemented a variety of processes, procedures and controls to address these risks.

The Board of Directors requires management to report to the full Board of Directors on a variety of matters at regular meetings of the Board of Directors and on an as-needed basis, including the performance and operations of the Company and other matters relating to risk management. The Audit Committee also receives regular reports from the Company’s independent registered public accounting firm on internal control and financial reporting matters. These reviews are conducted in conjunction with the Board of Directors’ risk oversight function and enable the Board of Directors to review and assess any material risks facing the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, during the years ended December 31, 2015 and 2014, the annual compensation paid to or earned by (1) our Acting Chief Executive Officer and (2) Executive Vice President, Chief Operating Officer and Chief Financial Officer (collectively, the “Named Executive Officers”).

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Suzanne Shank(2)	2015	41,669	—	—	—	—	—	—	41,669
Acting Chief Executive Officer	2014	250,000							250,000

Joseph M. Ramos, Jr.(3)	2015	385,000	100,000	—	—	—	—	—	485,000
Executive Vice President, Chief Operating Officer and Chief Financial Officer	2014	385,000	100,000	—	—	—	—	—	485,000

(1)	Represents the dollar amount recognized for financial statement reporting in accordance with ASC Topic 718.

(2)
Ms. Shank was named Acting Chief Executive Officer effective September 16, 2013 at a salary of $250,000 annually.  Ms. Shank has resigned from her position as Acting Chief Executive Officer of Siebert Financial Corporation effective as of February 27, 2015.

(3)	Mr. Ramos was named to the additional position of Chief Operating Officer effective June 17, 2013.

Grants of Plan-Based Awards

Our Compensation Committee did not approve grants of options to purchase our common stock or other equity awards under our 2007 Long-Term Incentive Plan to any of our Named Executive Officers in 2015.

Outstanding Equity Awards at December 31, 2015

The following table sets forth the outstanding equity award holdings of our Named Executive Officers at December 31, 2015.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Suzanne Shank	—	—	—	—	—	—	—	—	—
Joseph M. Ramos, Jr.	—	—	—	—	—	—	—	—	—

Termination of Employment and Change-in-Control Arrangements

We are not a party to an employment agreement with any Named Executive Officer.  All of our Named Executive Officers are employees at will.

It is currently contemplated that Joseph Ramos will resign from his positions as an officer and employee of Siebert Financial and its subsidiaries effective as of the closing of the transactions contemplated by the Acquisition Agreement.  In connection with his resignation, Mr. Ramos is entering into a separation agreement with Siebert Financial pursuant to which he will receive a severance payment of $635,000, subject to applicable deductions and withholding.  Mr. Ramos will be subject to customary future cooperation, non-disparagement, confidentiality, employee and customer non-solicitation and release provisions specified in the separation agreement.

Compensation of Directors

In September 2013, our non-employee director’s fees were increased annually to $60,000 from $40,000 for service on our Board of Directors. We do not compensate our employees or employees of our subsidiaries for service as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Patricia L. Francy(1)	60,000	—	—	—	—	—	60,000
Nancy Peterson Hearn(2)	60,000	—	—	—	—	—	60,000
Jane H. Macon(3)	60,000	—	—	—	—	—	60,000
Robert P. Mazzarella(4)	60,000	—	—	—	—	—	60,000

(1)         Ms. Francy is the Chairwoman of the Audit Committee.

(2)         Ms. Hearn is the Chairwoman of the Nominating Committee.

(3)         Ms. Macon is the Chairwoman of the Board and Compensation Committee.

(4)         Mr. Mazzarella is the Audit Committee Financial Expert.

As compensation for extraordinary services rendered to the Company in connection with the evaluation and negotiation of strategic alternatives for the Company, each member of the Company's Board of Directors will receive a fee in the amount of $100,000 payable at the closing of the transactions contemplated by the Acquisition Agreement. The Board of Directors began evaluating strategic alternatives in August 2013, after the passing of Muriel Siebert and the process continued up to the execution of Acquisition Agreement. Because of the absence of Muriel Siebert's strong leadership during this process, the limited number of management personnel and concerns regarding maintaining confidentiality, the Board of Directors was heavily involved on almost a daily basis in the evaluation and negotiation of each strategic alternative and performed functions in relation to this process that are often delegated to senior management. The payment of these fees will result in a reduction of the purchase price payable to the Siebert Estate under the Acquisition Agreement and did not effect the amount of the Offer Price.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of New York  require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized.

SIEBERT FINANCIAL CORP.

Dated: October 21, 2016

	By:	/s/ Joseph M. Ramos, Jr.
Executive Vice President, Chief Operating Officer, Chief Financial Officer and Secretary